Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

Six Months Ended
June 30, 2017
(Millions)
Earnings:
Income (loss) before income taxes	$864
Less: Equity earnings	(232)
Income (loss) before income taxes and equity earnings	632
Add:
Fixed charges:
Interest incurred (1)	567
Rental expense representative of interest factor	6
Total fixed charges	573
Distributed income of equity-method investees	404
Less:
Interest capitalized	(16)
Total earnings as adjusted	$1,593
Fixed charges	$573
Ratio of earnings to fixed charges	2.78

(1)
Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in Provision (benefit) for income taxes in our Consolidated Statement of Operations.